                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)




                                 MELTRONIX, INC.
                     (F/K/A MICROELECTRONIC PACKAGING, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   585730-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           WONG LIN HONG                              ANDREW Y. LUH, ESQ.
    TRANSPAC CAPITAL PTE. LTD.                        FENWICK & WEST LLP
           6 SHENTON WAY                             TWO PALO ALTO SQUARE
   #20-09 DBS BUILDING TOWER TWO                  PALO ALTO, CALIFORNIA 94306
         SINGAPORE 068809                               (650) 494-0600
         (011) 65-224-1211
--------------------------------------------------------------------------------
(Name, address and telephone number of persons authorized to receive notices and communications)


--------------------------------------------------------------------------------
                                OCTOBER 15, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               SCHEDULE 13D/A

----------------------------------

CUSIP No. 585730-10-4
----------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Transpac Capital Pte. Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  / /
                                                                     (b)  / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Singapore
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
           NUMBER
             OF                       9,405,665 (1)
                             ---------------------------------------------------
           SHARES               8     SHARED VOTING POWER
        BENEFICIALLY
           OWNED                      None
                             ---------------------------------------------------
             BY                 9     SOLE DISPOSITIVE POWER
            EACH
         REPORTING                    9,405,665 (1)
                             ---------------------------------------------------
           PERSON               10    SHARED DISPOSITIVE POWER
            WITH
                                      None
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,405,665 (1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                         / /

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.4% (2)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IA and CO
--------------------------------------------------------------------------------

(1) Transpac Capital Pte. Ltd. ("TRANSPAC CAPITAL"), a Singapore private limited company, does not have a direct ownership interest in the common stock of Meltronix, Inc., a California corporation ("MELTRONIX"). Transpac Nominees Pte. Ltd. ("TRANSPAC NOMINEES"), a Singapore private limited company and wholly-owned subsidiary of Transpac Capital, holds securities of Meltronix in a nominee capacity for the benefit of several entities associated with Transpac Capital, including Transpac Industrial Holdings Limited ("TIH"), a Singapore public listed company; Regional Investment Company Limited ("REGIONAL"), a Singapore public limited company; Transpac Equity Fund ("TEF"), a British Virgin Islands trust; Transpac Venture Partnership II ("TVP"), a collective investment scheme, Transpac Managers Fund II Ltd. ("TMF"), a British Virgin Islands international business company, and NatSteel Equity III Pte Ltd. ("NATSTEEL"), a Singapore private limited company. In its capacity as the investment adviser to each of these entities and the sole stockholder of Transpac Nominees, Transpac Capital has the power to control the voting and disposition of the shares of common stock and Series A preferred stock and warrants for common stock held by Transpac Nominees described below. Each of the foregoing entities other than Transpac Nominees may be referred to herein as a "TRANSPAC ENTITY." Unless specified otherwise herein, "shares" refers to shares of common stock and shares of common stock issuable upon the conversion of Series A preferred stock and exercise of warrants for common stock. Each share of Series A preferred stock is currently convertible into two shares of common stock.

     Transpac Nominees holds 1,599,632 shares of Series A preferred stock, convertible into 3,199,264 shares of common stock, 334,069 shares of common stock and warrants for 198,500 shares of common stock for the benefit of TIH. Transpac Nominees holds 440,843 shares of Series A preferred stock, convertible into 881,686 shares of common stock, 92,066 shares of common stock and warrants for 54,500 shares of common stock for the benefit of Regional. Transpac Nominees holds 944,664 shares of Series A preferred stock, convertible into 1,889,328 shares of common stock, 197,285 shares of common stock and warrants for 117,151 shares of common stock for the benefit of TEF. Transpac Nominees holds 667,563 shares of Series A preferred stock, convertible into 1,335,126 shares of common stock, 139,415 shares of common stock and warrants for 82,787 shares of common stock for the benefit of TVP. Transpac Nominees holds 12,595 shares of Series A preferred stock, convertible into 25,190 shares of common stock, 2,631 shares of common stock and warrants for 1,562 shares of common stock for the benefit of TMF. Transpac Nominees holds 366,529 shares of Series A preferred stock, convertible into 733,058 shares of common stock, 76,547 shares of common stock and warrants for 45,500 shares of common stock for the benefit of Natsteel. Each of TIH, Regional, TEF, TVP, TMF and Natsteel disclaims beneficial ownership of any shares held for the benefit of any other Transpac entity.

(2) Based on 10,856,890 shares of common stock outstanding as of September 30, 1999. Assumes conversion by Transpac Nominees of 4,031,826 shares of Series A preferred stock into 8,063,652 shares of common stock and the exercise by Transpac Nominees of warrants for an aggregate of 500,000 shares of common stock. Assuming the conversion of all of the outstanding Series A preferred stock and the exercise by Transpac Nominees of warrants for an aggregate of 500,000 shares of common stock, Transpac Nominees would hold, and Transpac Capital could be deemed to beneficially own, 31.3% of the outstanding common stock.

ITEM 1.           SECURITY AND ISSUER

         This Amendment No. 1 ("AMENDMENT NO. 1") to the Statement on Schedule 13D dated April 3, 1996 is filed by Transpac Capital Pte. Ltd. and amends and restates in its entirety each item of said Schedule 13D to read as set forth herein. This Statement on Schedule 13D (this "STATEMENT") relates to the Common Stock of Meltronix, Inc., a California corporation ("MELTRONIX" or the "ISSUER"). The principal executive offices of Meltronix are located at 9577 Chesapeake Drive, San Diego, California 92123.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed on behalf of Transpac Capital Pte. Ltd. ("TRANSPAC CAPITAL"), a Singapore private limited company. Transpac Capital acts as an investment advisor to various investment funds. The address of Transpac Capital's principal business and principal office is 6 Shenton Way, #20-09 DBS Building Tower Two, Singapore 068809.

         Please refer to Schedule A to this Amendment No. 1 for information pursuant to Item 2 (a), (b), (c) and (f) with respect to each director and executive officer of Transpac Capital.

         During the last five years, neither Transpac Capital nor, to Transpac Capital's knowledge, any person named in Schedule A to this Statement has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Amendment No. 1 is filed as a result of the acquisition by Transpac Capital and certain associated entities of an aggregate of 4,031,826 shares of Series A preferred stock of Meltronix. The associated entities are Transpac Industrial Holdings Limited ("TIH"), a Singapore public listed company, Regional Investment Company Limited ("REGIONAL"), a Singapore public limited company, Transpac Equity Fund ("TEF"), a British Virgin Islands trust, Transpac Venture Partnership II ("TVP"), a collective investment scheme, Transpac Managers Fund II Ltd. ("TMF"), a British Virgin Islands international business company, and NatSteel Equity III Pte Ltd. ("NATSTEEL"), a Singapore private limited company. Transpac Capital and such entities are sometimes collectively referred to herein as the "TRANSPAC ENTITIES" (please see footnotes (1) and (2) to the cover page of this Amendment No. 1 for additional detail). The Transpac entities agreed to cancel debt owed by Meltronix to such entities and convert such debt into Series A preferred stock. The amount of such debt as of June 30, 1999 was principal in the amount of $9,000,000 and accrued interest in the approximate amount of $2,547,883. The Transpac entities have consolidated their holdings of Series A preferred stock, common stock and warrants for common stock with Transpac Nominees Pte. Ltd. ("TRANSPAC NOMINEES"), a Singapore private limited company and wholly-owned subsidiary of Transpac Capital, which holds such securities in a nominee capacity for the benefit of the Transpac entities. Please refer to Item 4 for additional detail.

ITEM 4.           PURPOSE OF TRANSACTION

(a)-(b) As of June 30, 1999, Meltronix was in default on approximately $28.06 million in debt plus accrued interest related to Meltronix's discontinued operations in Singapore. The entire amount including accrued interest was currently due and payable. Meltronix did not have the ability to pay the amounts due on this debt. Meltronix proposed to convert and cancel the approximately $28.06 million in debt owed to certain creditors, including the Transpac entities, for 9,362,777 shares of Series A preferred stock initially convertible into 18,725,554 shares of common stock. Such proposal was subsequently approved by the creditors and Meltronix's board of directors and shareholders and became effective as of October 15, 1999.

         Previously, Meltronix had fully guaranteed $28.06 million in debt incurred by two of its Singapore subsidiaries to eight creditors, including the Transpac entities (counted as one creditor) (the "SINGAPORE CREDITORS") in connection with the subsidiaries' operations in Singapore. In 1997 the courts of Singapore appointed receivers to liquidate each of the subsidiaries. During 1998, Meltronix signed Restructuring, Mutual Release and Settlement Agreements ("RESTRUCTURING AGREEMENTS") with the Singapore Creditors, which called for settlement payments of approximately $9.3 million in satisfaction of the then $27.1 million in debt owed. The $9.3 million in settlement payments were generally due no later than May 1, 1999. During 1998 Meltronix explored various proposals to obtain additional financing to enable it to satisfy the $9.3 million in settlement obligations. Since Meltronix was not able to obtain funding to pay this $9.3 million, Meltronix renegotiated the terms and entered into non-binding letter agreements with all of the Singapore Creditors (including a third party who agreed to purchase the creditor position of one of the Singapore Creditors) which called for the conversion of all debt and accrued interest obligations into shares of Meltronix's to be authorized Series A preferred stock (the "DEBT CONVERSION TRANSACTION"). The proposed Debt Conversion Transaction was subject to the completion of definitive agreements for all of the Singapore Creditors and the approval of the transaction by the holders of a majority of Meltronix's common stock.

         Meltronix prepared Debt Conversion and Mutual Settlement and Release Agreements for each of the Singapore Creditors ("CONVERSION AND SETTLEMENT AGREEMENTS"), which respectively included, as applicable, the following exhibits: Registration Rights Agreement; IBM Proceeds Agreement; Certificate of Amendment of Amended and Restated Articles of Incorporation; and First Amendment to the Warrants granted to certain of the Transpac entities. Meltronix believed the Conversion and Settlement Agreements would enable Meltronix to continue its operations and avoid the adverse prospect of an immediate Chapter 11 reorganization bankruptcy filing. If Meltronix was unable to obtain the consent of the shareholders to the Debt Conversion Transaction, or if all of the Singapore Creditors did not sign the Conversion and Settlement Agreements, Meltronix believed it would likely be required to institute immediate Chapter 11 bankruptcy proceedings. Meltronix's board of directors and shareholders approved the proposed Debt Conversion Transaction. All of the Singapore Creditors (including a third party who agreed to purchase the creditor position of one of the Singapore Creditors) agreed to the proposed Debt Conversion Transaction and agreed to convert the principal and accrued interest on debt owed to them into shares of Series A preferred stock of Meltronix.

         The number of shares of Series A preferred stock issued to each of the Singapore Creditors in cancellation of their debts was based on a formula, calculated by dividing the number resulting from multiplying the principal and interest owed to each of the Singapore Creditors as of December 31, 1997 by 30% of such amount, which is the numerator, and the denominator of which was the original issue price of $1.02 of the Series A preferred stock. For the Transpac entities and certain other Singapore Creditors, certain adjustments were added after the calculation of 30% of the principal and interest owed as of December 31, 1997, and Motorola, Inc. required 40% of the principal and interest owed as of December 31, 1997. With regard to the Transpac entities, after the number resulting from the above formula was determined, $1 million dollars was added which reflected Meltronix's guarantee that the Transpac entities would receive a minimum of $1 million from proposed litigation by it against a prior customer.

         At June 30, 1999, Meltronix's subsidiary MPM Singapore Pte. Ltd. ("MPM") had outstanding borrowings due to the Transpac entities in the principal amount of $9.0 million, plus accrued interest in the approximate amount of $2,547,883. On March 27, 1996, Meltronix and MPM completed a financing with the Transpac entities pursuant to which Meltronix issued 842,013 shares of its common stock to the Transpac entities for a total purchase price of $2.0 million, and MPM issued a convertible debenture to the Transpac entities in the principal amount of $9.0 million. The debenture had a term of five years, bore interest at the rate of 8.5% per annum and was fully guaranteed by Meltronix. The outstanding principal on the debenture was due and payable in full at the end of the five-year term; however, from and after April 23, 1997, the debenture was convertible at the Transpac entities' option into shares of common stock of MPM or common stock of Meltronix. Neither MPM nor Meltronix ever made any payments under the debenture. The debenture was in default and payable upon demand. In early 1999, Meltronix and the Transpac entities signed a non-binding letter agreement which called for the conversion of all of Meltronix's obligations to the Transpac entities into shares of Series A preferred stock. In addition, the Transpac entities have signed a Conversion and Settlement Agreement.

         Meltronix issued a total of 9,362,777 shares of Series A preferred stock to the Singapore Creditors, which are initially convertible into 18,725,554 shares of common stock. An aggregate of 4,031,826 shares of Series A preferred stock were issued to the Transpac entities.

(c)      Not applicable.

(d) Assuming the conversion into common stock of all of the outstanding Series A preferred stock held by the Singapore Creditors and the exercise of currently-exercisable warrants to purchase 500,000 shares of common stock held by Transpac Nominees, the Singapore creditors would collectively own approximately 66.7% of the resulting total of 30,082,446 outstanding shares of common stock of Meltronix. This percentage of common stock could enable the Singapore Creditors, including the Transpac entities, to collectively exercise effective control over the business and affairs of Meltronix. Meltronix has indicated that it does not have information which would lead it to believe that the Singapore Creditors intend to act collectively on matters concerning the business and affairs of Meltronix.

(e) Please see subsections (a)-(b) and (d) above regarding the issuance of Series A preferred stock by Meltronix and the possible conversion of such stock into common stock of Meltronix.

(f)      Not applicable.

(g) Please see subsection (d) above and Item 5 below regarding the possible conversion of Series A preferred stock held by the Singapore Creditors and exercise of warrants held by the Transpac entities, resulting in the Singapore Creditors having a 66.7% controlling interest in the common stock of Meltronix and the Transpac entities having a 31.3% interest in the common stock of Meltronix. In such event, and in the event that only the Transpac entities convert their Series A preferred stock into common stock and exercise their warrants, resulting in a 48.4% interest in the common stock of Meltronix, the acquisition of control of Meltronix by a third party could be impeded.

(h)-(j)  Not applicable.

         References to, and descriptions of, the Conversion and Settlement Agreements are qualified in their entirety by reference to the form of such document filed as an exhibit to this Amendment No. 1. These agreements are incorporated by reference into this Item 4 where these references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Transpac entities received 4,031,826 shares of Series A preferred stock. The Transpac entities have consolidated their holdings of Series A preferred stock, common stock and warrants for common stock with Transpac Nominees, which holds such securities in a nominee capacity for the benefit of the Transpac entities. The Series A preferred stock is initially convertible into 8,063,652 shares of common stock of the Company. The conversion ratio of the Series A preferred stock is subject to adjustment as provided for in the Amended and Restated Articles of Incorporation of Meltronix which provide general anti-dilution protection for all of the Singapore Creditors and which are triggered by certain events. Assuming conversion into common stock of all of the shares of Series A preferred stock held by Transpac Nominees and the exercise of currently-exercisable warrants to purchase 500,000 shares of common stock held by Transpac Nominees, Transpac Nominees would hold, and Transpac Capital could be deemed to beneficially own, 9,405,665 shares of common stock. Based on the 10,856,890 shares of common stock outstanding as of September 30, 1999, Transpac Nominees would hold, and Transpac Capital could be deemed to beneficially own, 48.4% of the resulting 19,420,542 shares of common stock outstanding. Assuming the conversion into common stock of all of the outstanding Series A preferred stock held by the Singapore Creditors and the exercise of currently-exercisable warrants to purchase 500,000 shares of common stock held by Transpac Nominees, Transpac Nominees would hold, and Transpac Capital could be deemed to beneficially own, 31.3% of the resulting 30,082,446 shares of common stock outstanding. Transpac Capital disclaims beneficial ownership of the shares of Meltronix common stock issuable upon conversion of Series A preferred stock or exercise of warrants unless and until Transpac Nominees acquires such shares by converting Series A preferred stock or exercising warrants. Please see footnotes (1) and (2) to the cover page to this Amendment No. 1 for additional detail regarding the share ownership of the Transpac entities.

         Mr. Wong Lin Hong is Director and Executive Vice President of Transpac Capital, and as such may be deemed to share voting and investment power with respect to the shares held by Transpac Nominees. Mr. Wong disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. According to a Form 3 filed by Mr. Wong Lin Hong with the Commission in August 1998, he is the indirect beneficial owner of 69.5 shares of common stock and 39.6 shares of common stock issuable upon exercise of a warrant, such shares and warrant being held by Transpac Nominees for the benefit of TMF, and the direct beneficial owner of an option to purchase 15,000 shares of common stock. Mr. Wong holds additional options for 53,000 shares of common stock. Based on the 10,856,890 shares of common stock outstanding as of September 30, 1999, Mr. Wong is the owner of 0.63% of the outstanding common stock. Certain executive officers and directors of Transpac Capital may be deemed to have beneficial ownership of Meltronix common stock by virtue of their pecuniary interests in certain of the Transpac entities. Aside from the foregoing, to Transpac Capital's knowledge, no directors or officers of Transpac Capital named in Item 2 beneficially own any shares of Meltronix common stock.

(b) Transpac Capital holds the power to vote or direct the vote and holds the power to dispose or direct the disposition of the 9,405,665 shares of common stock described in subsection (a) above. Please see footnotes
         (1) and (2) to the cover page to this Amendment No. 1 for additional detail regarding the share ownership of the Transpac entities.

(c) The Debt Conversion Transaction became effective on October 15, 1999. To the knowledge of Transpac Capital, no other transactions in Meltronix common stock were effected during the past 60 days by the persons named in Item 5(a).

(d) Transpac Capital is not aware of the right of any person other than the Transpac entities to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Meltronix common stock held by the Transpac entities, provided that the Transpac entities may distribute said dividends and proceeds to their respective investors, stockholders and/or partners.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Certain of the Transpac entities are parties to the Conversion and Settlement Agreements and the exhibits thereto. As described in Item 5, subsection (b) and footnotes (1) and (2) to the cover page to the Amendment No. 1, Transpac Capital, in its capacity as investment advisor or otherwise, holds voting and dispositive control of shares of Meltronix common stock. As described in Item 5, subsection (a), Mr. Wong Lin Hong, Director and Executive Vice President of Transpac Capital, and certain other executive officers and directors of Transpac Capital may be deemed to be the beneficial owners of securities of Meltronix by virtue of their pecuniary interests in certain of the Transpac entities, though none of them individually has the power to control the voting or disposition of such securities. With respect to Transpac Capital, investment decisions regarding Meltronix common stock are made by an investment committee of which Mr. Wong is a member, provided that he is required to abstain from votes of such committee regarding Meltronix. Other than the foregoing, neither Transpac Capital nor, to Transpac Capital's knowledge, the other persons named in Item 2 to this Amendment No. 1 are a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Meltronix securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The form of Debt Conversion and Mutual Settlement and Release Agreement entered into by Meltronix and the Singapore Creditors as part of the Debt Conversion Transaction is filed as an exhibit hereto.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 2000             TRANSPAC CAPITAL PTE. LTD.


                                      By: /s/ Wong Lin Hong
                                          -------------------------------------
                                          Wong Lin Hong
                                          DIRECTOR AND EXECUTIVE VICE PRESIDENT

                                       SCHEDULE A

--------------------------------------------------------------------------------------------------------

                      DIRECTORS OF TRANSPAC CAPITAL PTE LTD

--------------------------------------------------------------------------------------------------------
Name                    Christopher Leong             Ng Chow Tsun                Wong Lin Hong
                            Ka Cheong
------------------- --------------------------- -------------------------- ----------------------------
Residential         B1-1 Villa Monte Rosa 41A   21 Fort Road               2A Lutheran Road
Address             Stubbs Road Hong Kong       #10-04 Fort Gardens        Singapore 267747
                                                Singapore 439039
                    25 Leonie Hill Road
                    #19-08 Grangeford
                    Singapore 231196

------------------- --------------------------- -------------------------- ----------------------------
Business
Address             Transpac Capital Pte Ltd     Transpac Capital Pte Ltd  Transpac Capital Pte Ltd
                    No 6 Shenton Way #20-09      No 6 Shenton Way #20-09   No 6 Shenton Way #20-09
                    DBS Building Tower Two       DBS Building Tower Two    DBS Building Tower Two
                    Singapore 068809             Singapore 068809          Singapore 068809



------------------- --------------------------- -------------------------- ----------------------------
Present principal   President                   Executive Director         Executive Vice President
occupation
------------------- --------------------------- -------------------------- ----------------------------
Citizenship         Singaporean                 Malaysian                  Singaporean
------------------- --------------------------- -------------------------- ----------------------------

------------------- --------------------------- -------------------------- ----------------------------
Name                       Hsuan Owyang               Ang Kong Hua                 Tan Soo Nan
------------------- --------------------------- -------------------------- ----------------------------
Residential         7 Ardmore Park #15-02       21 Holland Heights         162 Coronation Road West
Address             Pin Tjoe Court              Singapore 249517           Singapore 249517
                    Singapore 259954
------------------- --------------------------- -------------------------- ----------------------------
Business Address    The Institute of Policy     NatSteel Limited           The Development Bank of
                    Studies                     22 Tanjong Kling Road      Singapore Ltd
                    Hon Siu Sen Memorial        Singapore 628048           6 Shenton Way #45-00
                    Library Building                                       DBS Building Tower One
                    Kent Ridge Drive                                       Singapore 068809
                    Singapore 119260
------------------- --------------------------- -------------------------- ----------------------------
Present principal   Chairman                    President                  Senior Managing Director
occupation                                      Natsteel Ltd.              The Development Bank of
                                                                           Singapore Ltd.
------------------- --------------------------- -------------------------- ----------------------------
Citizenship         United States               Singaporean                Singaporean
------------------- --------------------------- -------------------------- ----------------------------


-------------------------------------------------------



-------------------------------------------------------
  Wong Kwong Chi, Simon        Frank Liu Jung Hsi
-------------------------- ----------------------------
9 Conduit Road 7A          FL 6-3 150 Sec 5 Min Sheng
Olympian Mansion           E Road
Hong Kong                  Taipei Taiwan ROC


-------------------------- ----------------------------

Transpac Capital Ltd       Transpac Capital Pte Ltd
Suite 3322 33rd Floor      Representative Office
Two Pacific Place          Unit C 5th Floor 170
88 Queensway               Tun Hwa North Road
Hong Kong                  Taipei Taiwan
                           R.O.C

-------------------------- ----------------------------
Executive Vice President   Executive Director

-------------------------- ----------------------------
British                    Taiwanese
-------------------------- ----------------------------

-------------------------- ----------------------------
    Eric Ang Teik Lim         Victor Fung Kwok-King
-------------------------- ----------------------------
19 Barker Road #04-02      11A Harbour View Mansion
Singapore 309894           11 Magazine Gap Road
                           Hong Kong
-------------------------- ----------------------------
The Development Bank of    Prudential Asset Mgt Asia
Singapore Ltd              HK Ltd
6 Shenton Way #45-00       32/F Alexandra House
DBS Building Tower One     Central
Singapore 068809           Hong Kong

-------------------------- ----------------------------
Managing Director          Businessman
The Development Bank of
Singapore Ltd.
-------------------------- ----------------------------
Singaporean                United States
-------------------------- ----------------------------